Exhibit 99.1

ReNew Energy Global Plc to hold its second Annual General Meeting on September 12, 2023

Gurugram, India; August 02, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) today announced that it will hold its second Annual General Meeting (AGM) of shareholders in London, United Kingdom, on September 12, 2023.

The Company will propose following resolutions at the AGM:

Resolution No. 1	To receive the U.K. Companies Act annual reports and accounts of the Company for the financial year ended March 31, 2023,
Resolution No. 2	To approve the directors’ remuneration report of the Company for the financial year ended March 31, 2023,
Resolution No. 3 – 5	To approve the re-appointment of non-executive independent directors: Mr. Manoj Singh; Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan,
Resolution No. 6 – 8	To approve the appointment of non-executive independent directors: Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New,
Resolution No. 9	To re-appoint KNAV Limited as the U.K. statutory auditors of the Company,
Resolution No. 10	To authorise the Board and Audit Committee to determine the remuneration of the auditors,
Resolution No. 11	Amendment to 2021 Incentive Plan to increase Overall Share Limit from 65,030,161 Shares to 88,000,000 Shares,
Resolution No. 12	Amendment to Non-Employee 2021 Incentive Plan to increase Overall Share Limit from 300,000 Shares to 1,300,000 Shares,
Resolution No. 13	Authority to allot shares in connection with 2021 Incentive Plan and Non-Employee 2021 Incentive Plan,
Resolution No. 14	Disapplication of pre-emption rights for the allotment of equity securities in connection with 2021 Incentive Plan and Non-Employee 2021 Incentive Plan and
Resolution No. 15	Amendment to Articles of Association of the Company consequent to the amendment to the Shareholders’ Agreement

Only shareholders of record at 23:59 (Eastern Daylight Time) on August 10, 2023 (the “Record Date”) will be entitled to attend and vote at the AGM. Changes to the register of members after the Record Date will be disregarded in determining the rights of any person to attend and vote at the meeting. Beneficial shareholders, for whom shares in the Company are held in a stock brokerage account or by a broker, bank or other nominee, will be sent information on how they can give instructions for voting of their shares at the meeting.

The AGM notice and the Company’s U.K. Companies Act annual accounts and reports for the financial year ended March 31, 2023 (containing the directors’ report, strategic report, directors’ remuneration report, annual accounts, and auditor’s report for the financial year ended March 31, 2023) are expected to be published on or around August 14, 2023, and will then be available in the Investor Relations Section on ReNew’s website at https://investor.renew.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Shareholders can request hard copies of documents free of charge by submitting a written request at the registered office of the Company.

About ReNew

ReNew is India’s leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of approximately 13.7GW on a gross basis as of March 31, 2023, is one of the

ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James's Square, London, England, SW1Y 4LB W www.renew.com largest globally. In addition to being a major independent power producer in India, ReNew provides end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook, Twitter and Instagram.

Press Enquiries
ReNew | Shilpa Narani | shilpa.narani@renew.com

Investor Enquiries
ReNew | Nathan Judge, Nitin Vaid | ir@renew.com

ReNew Energy Global Plc Registered in England and Wales Company No. 13220321 Registered Office: C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James's Square, London, England, SW1Y 4LB W www.renew.com